UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K contains Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements, and the accompanying notes thereto, for the six-month period ended June 30, 2025 of Scorpio Tankers Inc. (the “Company”), which is attached hereto as Exhibit 99.1.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (Registration No. 333-286015) and S-8 (Registration No. 333-286016) that were filed with the U.S. Securities and Exchange Commission, each with an effective date of March 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: August 28, 2025
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer

Exhibit 99.1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “seek,” “plan,” “potential,” “continue,” “contemplate,” “possible,” “target,” “project,” “likely,” “may,” “might,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.
These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:
•our future operating or financial results;
•the strength of world economies and currencies;
•fluctuations in interest rates and foreign exchange rates;
•general market conditions, including the market for our vessels, fluctuations in spot and charter rates and vessel values;
•availability of financing and refinancing;
•our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures;
•our ability to successfully employ our vessels;
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•potential liability from pending or future litigation;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our environmental, social and governance policies;
•international, national or local economic, social or political conditions, including the armed conflict between Russia and Ukraine and developments in the Middle East and Red Sea, and their impact on international shipping routes and trade;
•recent and potential future trade policy matters, such as increased trade protectionism, the imposition of tariffs and other import restrictions by the U.S., China or other countries impacting the maritime shipping industry;
•potential disruption of shipping routes due to accidents or political events;
•the length and severity of epidemics and other public health concerns, including any impact on the demand for seaborne transportation of petroleum products;
•vessel breakdowns and instances of off-hire;
•competition within our industry;
•the supply of and demand for vessels comparable to ours;
•corruption, piracy, militant activities, political instability, terrorism, and ethnic unrest in locations where we may operate;
•delays and cost overruns in drydocks or other capital projects;

•our level of indebtedness;
•our ability to obtain financing and to comply with the restrictive and other covenants in our financing arrangements;
•our need for cash to meet our debt service obligations;
•our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;
•our ability to successfully identify, consummate, integrate, and realize the expected benefits from acquisitions;
•reputational risks;
•availability of skilled workers and the related labor costs and related costs;
•compliance with governmental, tax, environmental and safety regulation;
•any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•general economic conditions and conditions in the oil and natural gas industry;
•effects of new products and new technology in our industry;
•the failure of counterparties to fully perform their contracts with us;
•our dependence on key personnel;
•adequacy of insurance coverage;
•our ability to obtain indemnities from customers;
•changes in laws, treaties or regulations applicable to us;
•the volatility of the price of our common shares and our other securities;
•other factors that may affect our future results; and
•these factors and other risk factors described in our annual report on Form 20-F, filed on March 21, 2025, and other reports that we furnish or file with the U.S. Securities and Exchange Commission, or the SEC.
This management’s discussion and analysis of results of operations and financial condition may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the SEC, in other information sent to the Company’s security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2025 and June 30, 2024
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes thereto which are included herein, the discussion included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission, or the SEC, on March 21, 2025 and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have a fiscal year end of December 31. The unaudited condensed consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this report are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.
As used herein, “we,” “us,” “our” and the "Company” all refer to Scorpio Tankers Inc. and its subsidiaries. The term “Scorpio Pools” refers to the spot market-oriented pools of similarly sized vessels which are operated by companies affiliated with us.
Information on the Company
General
We are a provider of marine transportation of petroleum products worldwide. As of August 28, 2025, we owned or lease financed 99 product tankers (38 LR2, 47 MR and 14 Handymax) that have a weighted average age of 9.4 years, which we refer to collectively as our Operating Fleet.
The following table presents summary information concerning our Operating Fleet as of August 28, 2025:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned or sale leaseback vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	Time Charter (5)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Duchessa	2014	49,990	—	Time Charter (6)	MR	No
16	STI Opera	2014	49,990	—	SMRP (2)	MR	No
17	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
18	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
19	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
20	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
22	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
23	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Memphis	2014	49,990	—	Time Charter (7)	MR	Yes
30	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
31	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
32	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
33	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
34	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
35	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
36	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
37	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
38	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
41	STI Bosphorus	2017	49,990	—	Bareboat Charter (8)	MR	No
42	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
43	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
44	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No

45	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
46	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
47	STI Jardins	2018	49,990	1B	Time Charter (9)	MR	No
48	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
49	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
50	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
51	STI Magnetic	2019	50,000	—	Time Charter (10)	MR	Yes
52	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
53	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
54	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
55	STI Marshall	2019	50,000	—	SMRP (2)	MR	Yes
56	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
57	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
58	STI Miracle	2020	50,000	—	Time Charter (11)	MR	Yes
59	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
60	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
61	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
62	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
63	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
64	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
65	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
66	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
67	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
68	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
69	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
70	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
71	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
72	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
73	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
74	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
75	STI Connaught	2015	109,999	—	Time Charter (12)	LR2	Yes
76	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes
77	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
78	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Lombard	2015	109,999	—	Time Charter (13)	LR2	Yes
80	STI Grace	2016	109,999	—	Time Charter (14)	LR2	Yes
81	STI Jermyn	2016	109,999	—	Time Charter (15)	LR2	Yes
82	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
83	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
84	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
85	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
86	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
87	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
88	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
89	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
90	STI Guard	2016	113,000	—	Time Charter (16)	LR2	Yes
91	STI Guide	2016	113,000	—	Time Charter (17)	LR2	Yes

92	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
93	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
94	STI Gauntlet	2017	113,000	—	Time Charter (18)	LR2	Yes
95	STI Gladiator	2017	113,000	—	Time Charter (17)	LR2	Yes
96	STI Gratitude	2017	113,000	—	Time Charter (19)	LR2	Yes
97	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
98	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
99	STI Lavender	2019	110,000	—	Time Charter (20)	LR2	Yes

	Total owned or sale leaseback DWT		7,092,312

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in April 2025 for two years at a rate of $24,000 per day.
(6)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(7)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025.
(8)	In July 2025, we reached an agreement to bareboat charter-out this vessel at a bareboat rate of $13,150 per day. The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the NDAA. The charter commenced in August 2025.
(9)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(10)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025.
(11)	This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. In July 2025, this time charter was extended for a period of 75 to 120 days at a rate of $21,500 per day commencing in August 2025.
(12)	In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The vessel is expected to be redelivered between August 2025 and October 2025.
(13)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. The vessel is expected to be redelivered between October 2025 and December 2025.
(14)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(15)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(16)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(17)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. In April 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(18)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(19)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. In February 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in May 2025. The charterers have an additional option to further extend the term of this agreement for an additional year at $33,000 per day.
(20)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.

RECENT DEVELOPMENTS
Declaration of dividend
On July 29, 2025, our Board of Directors declared a quarterly cash dividend $0.40 per common share, which is to be paid on August 29, 2025 to all shareholders of record as of August 13, 2025.
Bareboat charter-out agreement
In August 2025, we entered into an agreement to bareboat charter-out the MR product tanker, STI Bosphorus, at a bareboat rate of $13,150 per day. The vessel will be chartered to a third-party joint venture which will re-flag the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program ("TSP"). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act (“NDAA”). The charter commenced in August 2025.
As a condition to entering into this bareboat charter agreement, we repaid the debt outstanding relating to this vessel of $12.65 million on the 2023 $1.0 Billion Credit Facility in July 2025. This prepayment consisted of $3.45 million on the term portion of the loan and $9.2 million on the drawn revolving portion, which cannot be redrawn.
Ocean Yield Lease Financing
In July 2025, we submitted notice to exercise the purchase option on the LR2 product tanker, STI Symphony, that is financed under this arrangement. This vessel is scheduled to be purchased in February 2026 when the remaining lease liability is scheduled to be $18.9 million.

Overview
We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time or bareboat charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Commercial pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools are expected to enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.
For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, lease financed or bareboat chartered-in vessels and for the charterhire expense for vessels that we time or bareboat charter-in.
The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Crewing and other vessel operating costs (3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Varies	Pool does not pay
(1)    “Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)    “Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)    "Vessel operating costs" and "Charterhire expense" are defined below under “Important Financial and Operational Terms and Concepts.”
(4)    “Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.
Please see our fleet list for a description of the employment arrangement for each of our vessels.

Management of our Fleet
Commercial and Technical Management
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which was effective as of January 1, 2024 (the "2024 Revised Master Agreement"). The 2024 Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the 2024 Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours. We expect that additional vessels that we may acquire in the future will also be managed under the 2024 Revised Master Agreement or on substantially similar terms.
SCM’s services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools. Under the 2018 Revised Master Agreement, during the period from January 1, 2024 through June 30, 2024, when our vessels were operating in one of the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a 1.50% commission on gross revenues per charter fixture. Under the 2024 Revised Master Agreement, effective July 1, 2024, commercial management fees on vessels operating in one of the Scorpio Pools increased to $285 per vessel per day with respect to our LR2 vessels, and $360 per vessel per day with respect to each of our Handymax and MR vessels. These were the same fees that SCM charged other vessel owners in these pools, including third-party owned vessels. For commercial management of our vessels that were not operating in any of the Scorpio Pools we pay SCM a fee of $285 per vessel per day for each LR1 and LR2 vessel and $335 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Under the 2024 Revised Master Agreement we pay SSM an annual fee of $187,500 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned or bareboat chartered vessels.
Amended Administrative Services Agreement
We have an Amended Administrative Services Agreement ("ASA") with Scorpio Services Holding Limited ("SSH", or our "Administrator"), for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by our Administrator may be sub-contracted to other entities within the Scorpio group of companies.
Further, pursuant to our ASA, our Administrator, on behalf of itself and other entities within the Scorpio group of companies, has agreed that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our ASA may be terminated by us upon two years' notice.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts including the following:
Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by pool, spot and time charter rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools, and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses for these types of charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.

Vessel operating costs. For our owned, lease financed or bareboat chartered-in vessels, where applicable, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, a related party which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels.
Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. Time or bareboat chartered-in vessels are accounted for pursuant to IFRS 16 - Leases.
The responsibility for vessel operating expenses for the different types of charter agreements are as follows:
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessel operating costs.
Drydocking. We periodically drydock each of our owned or lease financed vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:
•charges related to the depreciation of the historical cost of our owned, or lease financed vessels (less an estimated residual value) over the estimated useful lives of the vessels; and
•charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
    TCE revenue or rates. We report TCE revenue, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.

    The following table reflects our daily TCE, vessel operating expenses and drydock expenditures for the six months ended June 30, 2025 and 2024. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our unaudited condensed consolidated statements of operations. See the section below entitled "Results of Operations" for the reconciliation of these amounts.

	For the six months ended June 30,
Average Daily Results	2025	2024
Fleet
TCE per revenue day (1)	$24,779	$39,241
Vessel operating costs per day (2)	$7,776	$7,879
Average number of vessels	99.0	109.8

LR2
TCE per revenue day (1)	$31,573	$48,906
Vessel operating costs per day (2)	$8,465	$8,768
Average number of vessels	38.0	39.0

MR
TCE per revenue day (1)	$20,765	$34,751
Vessel operating costs per day (2)	$7,396	$7,430
Average number of vessels	47.0	56.8

Handymax
TCE per revenue day (1)	$20,460	$30,245
Vessel operating costs per day (2)	$7,181	$7,216
Average number of vessels	14.0	14.0

Drydock
Expenditures for drydock, ballast water treatment systems and other vessel related payments (in thousands of U.S. dollars)	$48,383	$23,876
(1)    Freight rates are commonly measured in the shipping industry in terms of TCE per day, which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (TCE revenue) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned, lease financed, or chartered-in less the number of days the vessel is off-hire for drydock and repairs. Idle days, which are days when a vessels is available to earn revenue, yet is not employed, are included in revenue days.
(2)    Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned or lease financed vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to owned or lease financed vessels, not time chartered-in vessels.
Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Average number of vessels. Historical average number of owned or lease financed vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools are intended to enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned, lease financed, or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, lease financed or bareboat chartered-in vessels, not our time chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market or spot market-oriented pools. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
•global and regional economic and political conditions;
•increases and decreases in production of and demand for crude oil and petroleum products;
•increases and decreases in OPEC oil production quotas;
•the distance crude oil and petroleum products need to be transported by sea; and
•developments in international trade and changes in seaborne and other transportation patterns.
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger during the quarters ended March 31 and December 31.

Our expenses are affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our 2024 Revised Master Agreement with SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools. When our vessels are operating in one of the Scorpio Pools effective July 1, 2024, SCM, the pool manager, charges fees of $285 per vessel per day with respect to our LR2 vessels ($250 per vessel per day prior to July 1, 2024), and $360 per vessel per day with respect to each of our Handymax and MR vessels ($335 per vessel per day prior to July 1, 2024), plus 1.50% commission on gross revenues per charter fixture. For commercial management of our vessels that are not operating in any of the Scorpio Pools, effective January 1, 2024, we pay SCM a fee of $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture.
    Pursuant to the 2024 Revised Master Agreement, the fixed annual technical management fee that we pay to SSM was increased from $175,000 per vessel to $187,500, effective January 1, 2024 plus additional costs for certain itemized services.
We also reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above.

Results of Operations
Results of Operations for the six months ended June 30, 2025 compared to the six months ended June 30, 2024

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Vessel revenue	$444,209	$771,996	$(327,787)	(42)%
Vessel operating costs	(139,339)	(157,392)	18,053	11%
Voyage expenses	(17,245)	(8,762)	(8,483)	(97)%
Depreciation - owned or sale leaseback vessels	(90,007)	(94,587)	4,580	5%
General and administrative expenses	(58,126)	(67,197)	9,071	13%
Gain on sales of vessels	—	54,655	(54,655)	(100)%
Financial expenses	(40,926)	(70,321)	29,395	42%
Financial income	9,214	10,118	(904)	(9)%
Share of income from dual fuel tanker joint venture	1,808	2,846	(1,038)	(36)%
Dividend income and fair value gain on financial assets measured at fair value through profit or loss, net	20,622	—	20,622	N/A
Other income and (expenses), net	1,512	156	1,356	869%
Net income	$131,722	$441,512	$(309,790)	(70)%
Net income. Net income for the six months ended June 30, 2025 was $131.7 million, a decrease of $309.8 million, or 70%, from net income of $441.5 million for the six months ended June 30, 2024. The differences between the two periods are discussed below.
Vessel revenue. Vessel revenue for the six months ended June 30, 2025 was $444.2 million, a decrease of $327.8 million, or 42%, from $772.0 million for the six months ended June 30, 2024. Consolidated TCE revenue per day decreased to $24,779 per day for the six months ended June 30, 2025 from $39,241 per day for the six months ended June 30, 2024. The average number of vessels was 99.0 during the six months ended June 30, 2025 as compared to 109.8 during the six months ended June 30, 2024.
Revenue for the six months ended June 30, 2025 declined as compared to the same period in the previous year. During the six months ended June 30, 2024, market conditions were favorable as underlying consumption of refined petroleum products was growing and export volumes were robust. These favorable conditions were amplified by elevated freight rates, as security threats in the Southern Red Sea prompted much of the global fleet to reroute around the Cape of Good Hope, increasing demand for longer-haul voyages. This disruption primarily benefited our LR2 vessels operating on long-haul routes, with MR and Handymax vessels also gaining from broader market dislocation. While the situation in the Southern Red Sea remains unresolved, as of the date of this report, supply chains for refined petroleum products have adjusted to the change in trading patterns, and the resultant spikes in daily spot TCE rates caused by the initial disruption normalized. This has led to a reduction in TCE revenue during the six months ended June 30, 2025 as compared to the same period in the prior year.
Daily TCE revenue by operating segment is discussed below.
The following table depicts the components of our revenue, our daily TCE revenue and revenue days for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars (except daily rates and revenue days)	2025	2024	favorable / (unfavorable)	Change
Pool and spot market revenue by operating segment
MR	$151,430	$328,634	$(177,204)	(54)%
LR2	157,635	288,212	(130,577)	(45)%
Handymax	52,946	78,214	(25,268)	(32)%
Total pool and spot market revenue	362,011	695,060	(333,049)	(48)%
Time charter-out revenue	82,198	76,936	5,262	7%
Gross revenue	444,209	771,996	(327,787)	(42)%
Voyage expenses	(17,245)	(8,762)	(8,483)	(97)%
TCE revenue (1)	$426,964	$763,234	$(336,270)	(44)%

Daily pool and spot market TCE per revenue day by operating segment: (1)

MR pool and spot market	$20,447	$35,996	$(15,549)	(43)%
LR2 pool and spot market	31,674	55,041	(23,367)	(42)%
Handymax pool and spot market	20,382	30,245	(9,863)	(33)%
Consolidated daily pool and spot market TCE	24,135	41,027	(16,892)	(41)%
Time charter-out - daily TCE	28,027	27,844	183	1%
Consolidated daily TCE	24,779	39,241	(14,462)	(37)%

Pool and spot market revenue days per operating segment
MR	7,237	9,102	(1,865)	(20)%
LR2	4,738	5,201	(463)	(9)%
Handymax	2,408	2,512	(104)	(4)%
Total pool and spot market revenue days	14,383	16,815	(2,432)	(14)%
Time charter-out revenue days	2,855	2,636	219	8%
Total revenue days	17,238	19,451	(2,213)	(11)%
(1)    We report TCE revenues (as defined above, in the section entitled Important Financial and Operational Terms and Concepts), a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. To arrive at daily TCE, we deduct voyage expenses from vessel revenue for each operating segment and then divide that figure by the number of revenue days in each period.
MR pool and spot market revenue. MR pool and spot market revenue for the six months ended June 30, 2025 was $151.4 million, a decrease of $177.2 million, or 54% from $328.6 million for the six months ended June 30, 2024 due to a decrease in pool and spot market revenue days to 7,237 days from 9,102 days for the six months ended June 30, 2025 and 2024, respectively. This decrease resulted from the sale of 6 MR vessels since July 1, 2024. While low global inventories and increased seaborne exports supported strong MR rates during the six months ended June 30, 2025, reduced spill-over impacts from the Red Sea disruption and softer refining margins resulted in lower rates compared to the same period last year. As a result, daily pool and spot market TCE revenue decreased to $20,447 per day during the six months ended June 30, 2025 from $35,996 per day during the six months ended June 30, 2024.

LR2 pool and spot market revenue. LR2 pool and spot market revenue for the six months ended June 30, 2025 was $157.6 million, a decrease of $130.6 million, or 45%, from $288.2 million for the six months ended June 30, 2024. During the six months ended June 30, 2024, the LR2 product tanker market experienced elevated freight rates and stronger demand for long-haul voyages, as widespread rerouting around the Cape of Good Hope disrupted traditional trade lanes following security threats in the Red Sea. While these conditions initially triggered a spike in spot TCE rates, by the six months ended June 30, 2025, trade flows and refined product supply chains had largely adjusted. Despite the continued instability in the region, market conditions normalized and daily pool and spot market TCE revenue decreased significantly to $31,674 per day during the six months ended June 30, 2025 from $55,041 per day during the six months ended June 30, 2024.
There was also a decrease in LR2 pool and spot market revenue days to 4,738 days from 5,201 days during the six months ended June 30, 2025 and 2024, respectively, due to the sale of one LR2 vessel and our drydocking schedule.
Handymax pool and spot market revenue. Handymax pool and spot market revenue for the six months ended June 30, 2025 was $52.9 million, a decrease of $25.3 million, or 32%, from $78.2 million for the six months ended June 30, 2024 and the average daily pool and spot market TCE revenue for our Handymax vessels decreased to $20,382 per day during the six months ended June 30, 2025 from $30,245 per day during the during the six months ended June 30, 2024. These vessels also benefited from a spill-over effect due to the conditions in the Red Sea during the six months ended June 30, 2024 which have since normalized leading to a decline in daily pool and spot market TCE revenue during the six months ended June 30, 2025.
This decrease was also partially due to a reduction in revenue days to 2,408 days from 2,512 revenue days during the six months ended June 30, 2025 and 2024, respectively, which was the result of STI Battersea entering a time charter-out agreement in April 2025.
Time charter-out revenue. Time charter-out revenue for the six months ended June 30, 2025 was $82.2 million, an increase of $5.3 million, or 7%, from $76.9 million for the six months ended June 30, 2024. During the six months ended June 30, 2025, our vessels were time chartered out for a total of 2,855 days compared to 2,636 days during the six months ended June 30, 2024. The terms of our vessels that are on time charter-out arrangements during the six months ended June 30, 2025 are summarized as follows:

Vessel	Vessel class	Term	Rate ($ / day)	Commencement date
STI Gratitude (1)	LR2	Three years	$31,000	May 2022
STI Memphis	MR	Three years	$21,000	June 2022
STI Marshall (2)	MR	Three years	$23,000	July 2022
STI Magnetic	MR	Three years	$23,000	July 2022
STI Gladiator	LR2	Three years	$28,000	July 2022
STI Guide	LR2	Three years	$28,000	July 2022
STI Guard	LR2	Five years	$28,000	July 2022
STI Miracle	MR	Three years	$21,000	August 2022
STI Connaught	LR2	Three years	$30,000	August 2022
STI Lombard	LR2	Three years	$32,750	September 2022
STI Duchessa	MR	Three years	$25,000	October 2022
STI Gauntlet	LR2	Three years	$32,750	November 2022
STI Lavender	LR2	Three years	$35,000	December 2022
STI Grace	LR2	Three years	$37,500	December 2022
STI Jermyn	LR2	Three years	$40,000	April 2023
STI Jardins	MR	Three years	$29,550	October 2024
STI Battersea	Handymax	Two years	$24,000	April 2025
(1) In February 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day, from $28,000 per day, commencing in May 2025.
(2) Redelivered and joined the MR pool in May 2025.

Vessel operating costs. Vessel operating costs for the six months ended June 30, 2025 were $139.3 million, a decrease of $18.1 million, or 11%, from $157.4 million for the six months ended June 30, 2024, due to a decrease in operating days to 17,919 during the six months ended June 30, 2025 from 19,977 during the six months ended June 30, 2024. The decrease in vessel operating costs was driven by a decrease in the average number of vessels as a result of the sales of 12 vessels throughout 2024. On a per day basis, vessel operating costs decreased to $7,776 per day for the six months ended June 30, 2025 from $7,879 per day during the six months ended June 30, 2024. This improvement was driven by lower costs for repairs and maintenance and spares and stores. Vessel operating expenses, by operating segment, are discussed below.
The following table is a summary of our vessel operating costs by operating segment:

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	change
Vessel operating costs
MR	$62,921	$76,771	$13,850	18%
LR2	58,222	62,233	4,011	6%
Handymax	18,196	18,388	192	1%
Total vessel operating costs	$139,339	$157,392	$18,053	11%

Vessel operating costs per day
MR	$7,396	$7,430	$34	—%
LR2	8,465	8,768	303	3%
Handymax	7,181	7,216	35	—%
Consolidated vessel operating costs per day	7,776	7,879	103	1%

Operating days
MR	8,507	10,331	(1,824)	(18)%
LR2	6,878	7,098	(220)	(3)%
Handymax	2,534	2,548	(14)	(1)%
Total operating days	17,919	19,977	(2,058)	(10)%

MR vessel operating costs. Vessel operating costs for MR vessels for the six months ended June 30, 2025 were $62.9 million, a decrease of $13.9 million, or 18%, from $76.8 million for the six months ended June 30, 2024. This decrease was primarily the result of the reduction in the average number of MR product tankers in our fleet as a result of the sales of six MR vessels since July 1, 2024. Daily vessel operating costs decreased slightly to $7,396 per day during the six months ended June 30, 2025 from $7,430 per day during the six months ended June 30, 2024. This improvement was driven by lower costs for repairs and maintenance and spares and stores.
LR2 vessel operating costs. Vessel operating costs for LR2 vessels for the six months ended June 30, 2025 were $58.2 million, a decrease of $4.0 million, or 6%, from $62.2 million for the six months ended June 30, 2024. On a per day basis operating costs decreased to $8,465 per day from $8,768 per day during the six months ended June 30, 2025 and 2024, respectively. This improvement was driven by lower costs for repairs and maintenance and spares and stores.
Handymax vessel operating costs. Vessel operating costs for Handymax vessels for the six months ended June 30, 2025 were $18.2 million, a slight decrease of $0.2 million, or 1%, from $18.4 million for the six months ended June 30, 2024. Daily operating costs for our Handymax vessels remained flat at $7,181 per day during the six months ended June 30, 2025 and $7,216 per day during the six months ended June 30, 2024.

Voyage expenses. Voyage expenses were $17.2 million for the six months ended June 30, 2025, an increase of $8.5 million, or 97%, from $8.8 million for the six months ended June 30, 2024. This was primarily driven by our compliance with the European Emissions Trading System ("EU ETS") which was expanded to the maritime industry as of January 1, 2024. Under the EU ETS requirements, we acquire EU allowances ("EUAs") related to greenhouse gas emissions from our vessels that trade to, from, and within the EU and European Economic Area. During the six months ended June 30, 2025, we incurred $9.6 million of expense related to the acquisition of EUAs as compared to $5.2 million in the six months ended June 30, 2024. This increase was the result of more calls on European ports during the period.
In addition, during the six months ended June 30, 2025, voyage expenses also included bunker consumption of $2.4 million, commission expenses of $2.0 million, port and agency expenses of $0.7 million, and other voyage related expenses of $2.5 million. Voyage expenses for the six months ended June 30, 2024 consisted of bunker consumption of $0.4 million, commission expenses of $1.8 million, port and agency expenses of $0.1 million, and other voyage related expenses of $1.3 million. The increase in bunker consumption is attributable to an increase in the number of vessels trading in the spot market during the six months ended June 30, 2025 as compared to the same period in the prior year.
Depreciation - owned or sale leaseback vessels. Depreciation expense on owned or sale leaseback vessels for the six months ended June 30, 2025 was $90.0 million, a decrease of $4.6 million, or 5%, from $94.6 million during the six months ended June 30, 2024. This decrease was due to a reduction in the average number of vessels in our fleet as a result of the sales of six vessels since July 1, 2024, partially offset by an increase in depreciation expense resulting from recently completed drydocks.
General and administrative expenses. General and administrative expenses for the six months ended June 30, 2025 were $58.1 million, a decrease of $9.1 million, or 13% from $67.2 million during the six months ended June 30, 2024. This decrease was attributable to a decrease in both cash and non-cash compensation expenses.
Gain on sales of vessels. During the six months ended June 30, 2024, we closed on the sales of three MR vessels resulting in aggregate gains of $54.7 million.
Financial expenses. Financial expenses for the six months ended June 30, 2025 were $40.9 million, a decrease of $29.4 million, or 42%, from $70.3 million during the six months ended June 30, 2024. This decrease was attributable to the overall reduction in interest expense on our secured debt and sale leaseback arrangements resulting from our focus on deleveraging during these periods. Our average debt decreased to $962.8 million during the six months ended June 30, 2025 from $1.4 billion during the six months ended June 30, 2024.
Financial expenses for the six months ended June 30, 2025 consisted of interest expense of $35.2 million, write-offs of deferred financing fees and debt extinguishment costs of $2.1 million, and amortization of deferred financing fees of $3.6 million.
Financial expenses for the six months ended June 30, 2024 consisted of interest expense of $56.5 million, write-offs of deferred financing fees and debt extinguishment costs of $8.1 million, and amortization of deferred financing fees of $5.7 million.
Dividend income and fair value gain on financial assets measured at fair value through profit or loss, net includes $3.6 million of dividends received and a gain of $17.0 million for the six months ended June 30, 2025 related to the investment in DHT Holdings Inc. (“DHT”). During the year ended December 31, 2024, we invested $89.1 million for a passive, minority interest in DHT, a publicly traded crude tanker shipping company. We purchased 7,982,480 common shares in DHT in the open market at an average price of $11.17 per share during the year ended December 31, 2024. During the six months ended June 30, 2025, we purchased an additional 4,295,218 common shares of DHT at an average price of $10.67 per share and sold 3,445,218 common shares of DHT at an average price of $12.05 per share. This carrying value of this investment is adjusted to its fair value at the end of each reporting period and anytime a sale occurs. Therefore, the fair value gain recognized during the six months reflects the gains realized upon the sales and the unrealized gain recorded at the end of the period for the remaining shares that are held for trading.
We began purchasing shares in DHT in the second half of 2024 and therefore, there were no dividends or gains in the six months ended June 30, 2024.

Liquidity and Capital Resources
Our revenues are earned via the seaborne transportation of crude oil and refined petroleum products in the international shipping markets. We have benefited from a cyclical uptrend in the product tanker market over the past few years. The cash flows generated during these years have enabled us to accumulate liquidity, repay debt and deleverage our balance sheet.
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools, in the spot market, or on time charter, in addition to cash on hand. The Scorpio Pools generally reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
We currently project that we will have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and obligations under sale and leaseback arrangements) for a period of at least 12 months from the date of this report.
At June 30, 2025, our cash balance was $471.1 million, an increase of $138.5 million from our cash balance of $332.6 million as of December 31, 2024. We also had $838.2 million of undrawn revolving credit capacity at that date. During the six months ended June 30, 2025, we executed the 2025 $500.0 Million Revolving Credit Facility, which remains undrawn, and placed $200.0 million of new senior unsecured bonds in the Nordic bond market (the “Unsecured Senior Notes Due 2030”). We also (i) redeemed the $70.6 million outstanding under our Unsecured Senior Notes Due 2025 in March 2025, (ii) prepaid $50.0 million on our 2023 $225.0 Million Revolving Credit Facility (we have the ability to re-borrow the prepayment at amounts reducing by $4.5 million per quarter starting in July 2025) and (iii) submitted notice to exercise the purchase options on three vessels that are currently financed through sale and leaseback arrangements. Two of the vessels, STI Guard and STI Gallantry, are scheduled to be purchased in December 2025 and the third vessel, STI Symphony, is scheduled to be purchased in February 2026.
We do not have any other debt or lease financing arrangements that are scheduled to mature or expire within twelve months from the date of this report.
We continuously evaluate potential transactions that we believe would be accretive to earnings, enhance shareholder value, or that would be in the best interests of the Company, which may include the pursuit of business combinations, the acquisition of vessels or related businesses, the sale of vessels, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
Our long-term liquidity needs as of June 30, 2025 primarily consisted of our debt repayment obligations for our secured credit facilities, sale and leaseback arrangements and unsecured Senior Notes Due 2030.
Cash Flows
The table below summarizes our sources and uses of cash for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
In thousands of U.S. dollars	2025	2024
Cash flow data
Net cash inflow / (outflow)
Operating activities	$191,857	$494,233
Investing activities	(47,250)	84,162
Financing activities	(6,125)	(709,297)
Cash flows from operating activities
Six Months Ended June 30, 2025 compared to 2024
The following table sets forth the components of our operating cash flows for the six months ended June 30, 2025 and June 30, 2024, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Vessel revenue (1)	$444,209	$771,996	$(327,787)	(42)%
Vessel operating costs (1)	(139,339)	(157,392)	18,053	11%
Voyage expenses (1)	(17,245)	(8,762)	(8,483)	(97)%
General and administrative expenses - cash (1) (2)	(22,734)	(38,058)	15,324	40%
Financial expenses - cash (1) (3)	(35,197)	(61,570)	26,373	43%
Change in working capital (4)	(48,563)	(22,255)	(26,308)	118%
Financial income - cash	9,214	10,118	(904)	(9)%
Other income (expenses), net	1,512	156	1,356	(869)%
Operating cash flow	$191,857	$494,233	$(302,376)	(61)%

(1)     See "Results of Operations" for information on these variations for the six months ended June 30, 2025 and 2024.
(2) Cash general and administrative expenses are General and administrative expenses from our unaudited condensed consolidated statements of operations excluding the non-cash amortization of restricted stock of $35.4 million and $29.1 million for the six months ended June 30, 2025 and 2024, respectively.
(3)     Cash financial expenses are Financial expenses from our unaudited condensed consolidated statements of operations excluding the following non-cash items: (i) the amortization of deferred financing fees of $3.6 million and $5.7 million for the six months ended June 30, 2025 and 2024, respectively; (ii) non-cash debt extinguishment costs, primarily the write-off of deferred financing fees, unamortized discounts on sale and leaseback facilities and purchase option fees of $2.1 million and $3.0 million for the six months ended June 30, 2025 and 2024, respectively; and (iii) accretion or amortization of the fair value measurement applied to the debt and sale and leaseback obligations assumed in a previous merger of less than $0.1 million in each of the six months ended June 30, 2025 and 2024, respectively.
(4)    The change in working capital for the six months ended June 30, 2025 was primarily the result of a decrease in accrued expenses due to expense timing, a reduction in accrued short-term employee benefits, and a reduction in accrued drydock costs as more vessels were undergoing drydock at December 31, 2024 than June 30, 2025. In addition, accounts receivable increased due to the strong market conditions at June 30, 2025. The remaining changes in working capital were driven by the timing of the payments related to such items.
The change in working capital for the six months ended June 30, 2024 was primarily driven by an increase in accounts receivable which was due to strong market conditions leading to an increase in accounts receivable at June 30, 2024. Accounts receivable due from the Scorpio Pools are generally driven by market conditions in the months preceding the end of the period, since all revenues, except time charters, are paid in arrears.

Cash flows from investing activities
The following table depicts the components of our investing activities for the six months ended June 30, 2025 and 2024, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Cash inflows
Net proceeds from the sales of vessels (1)	$—	$108,715	$(108,715)	(100)%
Proceeds from the sale of shares of DHT Holdings, Inc. (2)	41,507	—	41,507	N/A
Distributions from dual fuel tanker joint venture (3)	1,833	1,260	573	45%
Dividend from DHT Holdings, Inc. (2)	3,643	—	3,643	N/A
Cash inflow from investing activities	46,983	109,975	(62,992)	(57)%

Cash outflows
Investment in dual fuel tanker joint venture (3)	—	(1,937)	1,937	(100)%
Investment in DHT Holdings, Inc. (2)	(45,850)	—	(45,850)	N/A
Drydock, BWTS and other vessel related payments (owned or lease financed vessels) (4)	(48,383)	(23,876)	(24,507)	(103)%
Cash outflow from investing activities	(94,233)	(25,813)	(68,420)	(265)%
Net cash (outflow) / inflow from investing activities	$(47,250)	$84,162	$(131,412)	(156)%
(1)    During the six months ended June 30, 2024, we entered into agreements to sell nine MR product tankers. The sales of three of these vessels closed during the six months ended June 30, 2024. The remaining sales closed in the third quarter of 2024.

(2)    During the six months ended June 30, 2025, we purchased 4,295,218 common shares of DHT at an average price of $10.67 per share and sold 3,445,218 common shares of DHT at an average price of $12.05 per share. We received dividends of $3.6 million from this investment during the six months ended June 30, 2025.

(3)    In August 2021, we acquired a minority interest in a portfolio of nine product tankers, consisting of five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (three of which were subsequently sold). During the six months ended June 30, 2024, we made an additional contribution of $1.9 million to the joint venture to increase the joint venture's ownership interest in an additional vessel.
The joint venture issued cash distributions of $1.8 million and $1.3 million during the six months ended June 30, 2025 and 2024, respectively.
(4)     Drydock and BWTS payments represent the cash paid for the six months ended June 30, 2025 and 2024 for the drydocking of our vessels, and payments made as part of the agreements to purchase and install BWTS (during 2024). See the below section entitled "Capital Expenditures," for further discussion on vessels that were drydocked during the six months ended June 30, 2025.

Cash flows from financing activities
The following table depicts the components of our financing activities for the six months ended June 30, 2025 and 2024 along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2025	2024	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities (1)	$—	$99,000	$(99,000)	(100)%
Issuance of Unsecured Senior Notes Due 2030 (1)	200,000	—	$200,000	N/A
Total financing cash inflows	200,000	99,000	$101,000	102%

Cash outflows
Repayments on our secured credit facilities (1)	(149,279)	(361,569)	212,290	59%
Repayments under sale and leaseback liabilities (1)	(4,416)	(349,921)	345,505	99%
Dividend payments (2)	(40,374)	(42,879)	2,505	6%
Debt issuance costs (3)	(11,747)	(202)	(11,545)	(5715)%
Repurchase of common stock (4)	(309)	(53,726)	53,417	99%
Total financing cash outflows	(206,125)	(808,297)	602,172	74%

Net cash outflow from financing activities	$(6,125)	$(709,297)	$703,172	99%
(1)    Cash drawdowns and repayments on our secured credit facilities, unsecured debt and lease financing arrangements during the six months ended June 30, 2025 and 2024 are shown in the table below. For a description of the significant changes in our indebtedness during the six months ended June 30, 2025, see the subsequent section entitled Long-Term Debt Obligations and Credit Arrangements.

	For the six months ended June 30,
	2025		2024
In thousands of U.S. dollars	Drawdowns	Repayments	Drawdowns	Repayments
2023 $225.0 Million Credit Facility	$—	$(63,065)	$—	$(16,950)
2023 $49.1 Million Credit Facility	—	(2,307)	—	(2,308)
2023 $117.4 Million Credit Facility	—	(8,503)	—	(8,504)
2023 $1.0 Billion Credit Facility	—	—	99,000	(289,779)
2023 $94.0 Million Credit Facility	—	(4,833)	—	(4,833)
Prudential Credit Facility	—	—	—	(33,740)
BNPP Sinosure Credit Facility	—	—	—	(5,455)
Total Secured Credit Facilities	$—	$(78,708)	$99,000	$(361,569)
Unsecured Senior Notes Due 2025	—	(70,571)	—	—
Unsecured Senior Notes Due 2030	200,000	—	—	—
Total Unsecured Senior Notes	$200,000	$(70,571)	$—	$—
Ocean Yield Lease Financing	—	(1,537)	—	(1,505)
BCFL Lease Financing (MRs)	—	—	—	(21,653)
2020 SPDBFL Lease Financing	—	—	—	(36,863)
2021 AVIC Lease Financing	—	—	—	(76,410)
2021 CMBFL Lease Financing	—	—	—	(61,525)
2021 TSFL Lease Financing	—	—	—	(45,617)
2021 Ocean Yield Lease Financing	—	(2,900)	—	(2,917)
2022 AVIC Lease Financing	—	—	—	(103,451)
Decrease in prepaid interest expense	—	21	—	20
Total Finance Leases	$—	$(4,416)	$—	$(349,921)
(2)    Dividend payments to shareholders were $40.4 million and $42.9 million (based on the number of shares outstanding on each of the record dates) for the six months ended June 30, 2025 and 2024, respectively. These dividends represent total dividends of $0.80 during the six months ended June 30, 2025 and 2024.
(3)     Relates to debt issuance costs incurred for our credit facilities.
(4)     Relates to 6,500 of our common shares which were purchased solely to facilitate the settlement of restricted stock awards during the six months ended June 30, 2025 and 686,654 of our common shares which were purchased in the open market at an average price of $78.24 per share during the six months ended June 30, 2024 under our 2023 Securities Repurchase Program.

Long-Term Debt Obligations and Credit Arrangements
We refer to Note 11 and Note 20 of our Unaudited Condensed Consolidated Financial Statements included in this report on Form 6-K for further details on our secured credit facilities, sale and leaseback liabilities and unsecured Senior Notes Due 2025.
Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interest of each vessel owning subsidiary under the specific facility.
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain cross-default provisions, as well as subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company's business.
We were in compliance with all covenants relating to our borrowings as of June 30, 2025 and December 31, 2024.
The following table summarizes our outstanding indebtedness as of June 30, 2025 and August 28, 2025. The balances set forth below reflect the principal amounts due under each facility or lease financing arrangement as of each date and do not reflect any: (i) unamortized deferred financing fees and (ii) discounts / premiums attributable to the debt, either assumed in a business combination that was recorded as part of the purchase price allocation or as part of the market issuance of a security.

In thousands of U.S. Dollars	Amount outstanding at June 30, 2025	Amount outstanding at August 28, 2025
2023 $225.0 Million Credit Facility	$102,610	$102,610
2023 $49.1 Million Credit Facility	38,703	38,703
2023 $117.4 Million Credit Facility	83,380	79,128
2023 $1.0 Billion Credit Facility	351,213	338,563
2023 $94.0 Million Credit Facility	78,409	77,085
Ocean Yield Lease Financing	20,772	20,234
2021 Ocean Yield Lease Financing	49,316	48,322
Unsecured Senior Notes Due 2030	200,000	200,000
Total	$924,403	$904,645

Capital Expenditures
Drydock
The following table summarizes our drydock activity during the six months ended June 30, 2025:

Drydock	Total
Cost in thousands of U.S. dollars	Vessels	Off-hire days	Cost
Drydock in-progress at December 31, 2024			$10,345
Costs incurred in 2025 (1)			40,642
Drydock completed in 2025 (2)	19	585	46,565
Drydock in-progress at June 30, 2025			$4,422
(1)    Cost includes additional amounts for drydocks completed in prior periods and adjustments to amounts accrued in prior periods.
(2)    Drydocks completed in 2025 includes 44 off-hire days from drydocks which commenced in 2024. Cost includes additional amounts and adjustments to amounts accrued for drydocks completed in prior periods.
As our fleet ages, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Material Cash Requirements
The following table sets forth our material cash requirements at June 30, 2025:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal obligations under secured credit facilities (1)	$31,289	$573,614	$49,412	$—
Principal obligations under sale and leaseback liabilities (1)	52,503	6,658	10,927	—
Estimated interest payments on secured credit facilities (2)	44,759	65,458	5,662	1,930
Estimated interest payments on sale and leaseback liabilities (2)	3,644	2,535	587	—
Technical management fees (3)	12,816	—	—	—
Commercial management fees (4)	15,827	—	—	—
Unsecured Senior Notes Due 2030 (5)	—	—	200,000	—
Unsecured Senior Notes Due 2030 - estimated interest payments (6)	15,000	30,000	30,000	—
Total	$175,838	$678,265	$296,588	$1,930

(1)Represents principal payments due on our secured credit facilities and sale and leaseback arrangements, as described above in the Long-Term Debt Obligations and Credit Arrangements section of this report. These payments are based on our outstanding borrowings as of June 30, 2025, and do not include financing activity that occurred subsequent to this date, as described above in the section entitled Recent Developments.
(2)Represents estimated interest payments on our secured credit facilities and sale and leaseback arrangements and commitment fees on our undrawn facilities. These payments were estimated by taking into consideration: (i) the margin on each credit facility; (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of June 30, 2025; and (iii) commitment fees on available revolving credit.
The forward curve was calculated as follows as of June 30, 2025:

Year 1	3.87%
Year 2	3.17%
Year 3	3.22%
Year 4	3.48%	(A)
Year 5	3.51%
Year 6	3.74%	(A)
Year 7	3.84%
Year 8	3.97%	(A)
Year 9	4.08%	(A)
Year 10	4.19%

(A)Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.
Interest was estimated using the rates mentioned above multiplied by the amounts outstanding under our various credit facilities using the balance as of June 30, 2025 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. As of June 30, 2025, the weighted-average margin on our variable rate financing was (i) 1.92% on our secured credit facilities, and (ii) 4.68% on our sale and leaseback liabilities.
(3)Our technical manager, SSM, charges fees for its services pursuant to a 2024 Revised Master Agreement. Pursuant to this agreement, the fixed annual technical management fee is $187,500, and certain other services are itemized. The aggregate cost, including the costs that are itemized, are approximately $262,500 per year. Under the terms of the 2024 Revised Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.

(4)Our commercial manager, SCM, charges fees for its services pursuant to a 2024 Revised Master Agreement. Pursuant to this agreement, SCM charges $285 per vessel per day for LR2 vessels, $360 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that operate in one of the Scorpio Pools. When the vessels are not in the Scorpio Pools, SCM charges fees of $285 per vessel per day for LR2 vessels and $335 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue.
These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case, a payment equal to 24 months of management fees will apply.
(5)Represents the principal due at maturity on our unsecured Senior Notes Due 2030 as of June 30, 2025. The unsecured Senior Notes Due 2030 mature in January 2030.
(6)Represents estimated coupon interest payments on our unsecured Senior Notes Due 2030 as of June 30, 2025. These notes bear interest at a coupon rate of 7.50%.
OFF-BALANCE-SHEET ARRANGEMENTS
As of June 30, 2025, we have no material off balance sheet arrangements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings and leases. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.
Based on the floating rate debt at June 30, 2025, a one-percentage point increase in the floating interest rate would increase interest expense by $7.2 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of June 30, 2025
	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal payments floating rate debt (unhedged)	$83,792	$580,272	$60,339	$—
Principal payments fixed rate debt	—	—	200,000	—
Total principal payments on outstanding debt	$83,792	$580,272	$260,339	$—
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently have 17 vessels employed on time charter contracts with initial terms of two years or greater. Additionally, we have the ability to remove our vessels from the Scorpio Pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $14.4 million and $16.8 million for the six months ended June 30, 2025 and 2024, respectively.
Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.
Bunker Price Risk
Our operating results are affected by movement in the price of fuel oil consumed by our vessels – known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability. We do not hedge our exposure to bunker price risk.
Inflation
High inflation in the United States and in many of the global economies where our vessels operate has impacted vessel operating costs, which include crew, travel, equipment, spares and drydocking costs, and voyage expenses, which includes the cost of fuel (i.e. bunkers). For the vessels that are time chartered-out, fuel is paid by the charterer. There is a risk that inflation will have a negative effect on our future operating costs should these trends persist.
Update on Critical Accounting Estimates and Policies
Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. For a description of all of our material accounting policies, see Note 1, under the section entitled “Critical accounting judgments and key sources of estimation uncertainty,” to our consolidated financial statements as of and for the year ended December 31, 2024 included in our Annual Report on Form 20-F, which was filed with the SEC on March 21, 2025. Also see Note 1, under the section entitled “Adoption of new and amended IFRS and IFRIC interpretations” to the accompanying unaudited condensed consolidated financial statements for any changes or updates to our critical accounting policies for the current period.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
June 30, 2025 and December 31, 2024

		As of
In thousands of U.S. dollars	Notes	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$471,062	$332,580
Financial assets measured at fair value through profit or loss	2	95,479	74,157
Accounts receivable	4	167,328	150,183
Prepaid expenses and other current assets	3	10,283	9,230
Inventories	5	19,193	10,173
Total current assets		763,345	576,323
Non-current assets
Vessels and drydock	6	3,141,491	3,190,820
Other assets	8	65,962	58,312
Goodwill		8,197	8,197
Total non-current assets		3,215,650	3,257,329
Total assets		$3,978,995	$3,833,652
Current liabilities
Current portion of long-term debt	11	$30,890	$122,797
Lease liability - sale and leaseback vessels	11	53,290	8,592
Accounts payable	9	27,604	32,213
Accrued expenses and other current liabilities	10	42,401	73,591
Total current liabilities		154,185	237,193
Non-current liabilities
Long-term debt	11	808,189	665,887
Lease liability - sale and leaseback vessels	11	17,525	64,691
Other long-term liabilities		6,784	—
Total non-current liabilities		832,498	730,578
Total liabilities		986,683	967,771
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 shares authorized; 51,016,290 and 49,923,042 issued and outstanding shares as of June 30, 2025 and December 31, 2024, respectively.	12	771	760
Additional paid-in capital	12	3,194,929	3,159,548
Treasury shares	12	(1,467,127)	(1,466,818)
Retained earnings	12	1,263,739	1,172,391
Total shareholders’ equity		2,992,312	2,865,881
Total liabilities and shareholders’ equity		$3,978,995	$3,833,652
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
For the six months ended June 30, 2025 and 2024

		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	Notes	2025	2024
Revenue
Vessel revenue	15	$444,209	$771,996
Operating expenses
Vessel operating costs	16	(139,339)	(157,392)
Voyage expenses		(17,245)	(8,762)
Depreciation - owned or sale and leaseback vessels	6	(90,007)	(94,587)
General and administrative expenses	17	(58,126)	(67,197)
Gain on sales of vessels	6	—	54,655
Total operating expenses		(304,717)	(273,283)
Operating income		139,492	498,713
Other (expense) and income, net
Financial expenses	18	(40,926)	(70,321)
Financial income		9,214	10,118
Share of income from dual fuel tanker joint venture	8	1,808	2,846
Dividend income and fair value gain on financial assets measured at fair value through profit or loss, net	2	20,622	—
Other income and (expenses), net		1,512	156
Total other expense, net		(7,770)	(57,201)
Net income		$131,722	$441,512
Attributable to:
Equity holders of the parent		$131,722	$441,512
Earnings per share
Basic	19	$2.85	$8.84
Diluted	19	$2.74	$8.45
Basic weighted average shares outstanding	19	46,228,938	49,964,944
Diluted weighted average shares outstanding	19	47,997,073	52,237,114

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended June 30, 2025 and 2024

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Total
Balance as of January 1, 2024	53,107,765	$745	$3,097,054	$(1,131,225)	$587,132	$2,553,706
Net income for the period	—	—	—	—	441,512	441,512
Issuance of restricted stock, net of forfeitures	1,465,300	15	(15)	—	—	—
Equity settled share based compensation expense	—	—	29,139	—	—	29,139
Purchase of treasury shares	(686,654)	—	—	(53,726)	—	(53,726)
Dividends paid, $0.80 per share (1)	—	—	—	—	(42,879)	(42,879)
Balance as of June 30, 2024	53,886,411	$760	$3,126,178	$(1,184,951)	$985,765	$2,927,752

Balance as of January 1, 2025	49,923,042	$760	$3,159,548	$(1,466,818)	$1,172,391	$2,865,881
Net income for the period	—	—	—	—	131,722	131,722
Issuance of restricted stock, net of forfeitures	1,099,748	11	(11)	—	—	—
Equity settled share based compensation expense	—	—	35,392	—	—	35,392
Purchase of treasury shares	(6,500)	—	—	(309)	—	(309)
Dividends paid, $0.80 per share (1)	—	—	—	—	(40,374)	(40,374)
Balance as of June 30, 2025	51,016,290	$771	$3,194,929	$(1,467,127)	$1,263,739	$2,992,312
(1) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Cash Flow Statements
For the six months ended June 30, 2025 and 2024

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2025	2024
Operating activities
Net income		$131,722	$441,512
Depreciation - owned or sale and leaseback vessels	6	90,007	94,587
Equity settled share based compensation expense	12	35,392	29,139
Amortization of deferred financing fees	11	3,601	5,700
Non-cash debt extinguishment costs	11	2,103	3,010
Net gain on sales of vessels	6	—	(54,655)
Accretion of fair value measurement on debt assumed in business combinations	11	25	41
Fair value loss on financial assets measured at fair value through profit or loss	2	(16,979)	—
Share of income and gain on sale of vessel from dual fuel tanker joint venture	8	(1,808)	(2,846)
Dividend from DHT Holdings, Inc.	2	(3,643)	—
		240,420	516,488
Changes in assets and liabilities:
Increase in inventories		(9,020)	(56)
Increase in accounts receivable		(17,144)	(22,225)
Increase in prepaid expenses and other current assets		(1,053)	(60)
(Increase) / decrease in other assets		(33)	1,650
Increase in accounts payable and other liabilities		6,266	2,339
Decrease in accrued expenses		(27,579)	(3,903)
		(48,563)	(22,255)
Net cash inflow from operating activities		191,857	494,233
Investing activities
Net proceeds from sales of vessels		—	108,715
Distributions from dual fuel tanker joint venture		1,833	1,260
Investment in dual fuel tanker joint venture		—	(1,937)
Purchases of financial assets measured at fair value through profit or loss		(45,850)	—
Proceeds from sale of financial assets measured at fair value through profit or loss		41,507	—
Dividend from DHT Holdings, Inc.		3,643	—
Drydock, ballast water treatment system and other vessel related payments (owned and lease financed)		(48,383)	(23,876)
Net cash (outflow) / inflow from investing activities		(47,250)	84,162
Financing activities
Principal repayments on debt and sale and leaseback obligations		(153,695)	(711,490)
Issuance of debt		200,000	99,000
Debt issuance costs		(11,747)	(202)
Dividends paid		(40,374)	(42,879)
Repurchase of common stock		(309)	(53,726)
Net cash outflow from financing activities		(6,125)	(709,297)
Increase / (decrease) in cash and cash equivalents		138,482	(130,902)
Cash and cash equivalents at January 1, 2025		332,580	355,551
Cash and cash equivalents at June 30, 2025		$471,062	$224,649
Supplemental information:
Interest paid		$29,379	$59,391
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1.General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of June 30, 2025 consisted of 99 owned or sale and leaseback product tankers (38 LR2, 47 MR and 14 Handymax).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for our vessels in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
The unaudited condensed consolidated financial statements for the six months ended June 30, 2025 have been prepared in accordance with International Accounting Standard 34, or IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board, or IASB, using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2024. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards or IFRS.
Going concern
The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the "Liquidity risk" section of Note 20.
Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations from January 1, 2025
Amendments to IAS 21 – Lack of Exchangeability - The amendments clarified how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as required the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. The effective date was for annual periods beginning on or after January 1, 2025.
The adoption of these amendments did not have a significant impact on our financial statements.

European Union Emissions Trading System
European Union Allowance ("EUA") relate to our compliance with the European Emissions Trading System ("EU ETS") which was expanded to the maritime industry as of January 1, 2024. The EU ETS sets a cap on the total amount of certain greenhouse gases that can be emitted by covered entities, and these entities are required to purchase permits (allowances) for their emissions. Under the EU ETS requirements, EUAs must be obtained (either purchased in the open market, or remitted by the customer) to offset the greenhouse gas emissions from our vessels that trade to, from, and within the European Union and European Economic Area and submit these allowances to regulators as proof of compliance. These allowances must be obtained for all of our vessels, regardless of the type of employment (time charter, pool, or spot voyage). We are required to surrender EUAs through each vessel’s Maritime Operating Holding account in September of the year following the end of the reporting period to cover each vessels' emissions during each annual reporting period. While the costs are generally passed along to the customer, they are accounted for as separate components:
•The costs of EUAs are recognized as incurred and are recorded as part of voyage expenses.
•Costs that are rebilled to the customer in accordance with the contractual provisions of the charter party agreement are recognized as part of revenue as the obligation to surrender EUAs is the responsibility of the vessel owner, not the charterer.
•Sometimes the customer remits the allowances directly to our Maritime Operating Holding account and other times the customer will pay in cash, the proceeds of which are used to purchase the requisite number of EUAs in the spot market.
•EUAs that have either been remitted by the customer or purchased in the open market are recorded as part inventory on the balance sheet. This inventory is measured at cost. A corresponding liability is recorded within accounts payable expenses on the balance sheet.
•The inventory is utilized, and the liability is relieved when the EUAs are surrendered to cover each vessels' emissions during each annual reporting period.
2.    Financial assets measured at fair value through profit or loss
During the six months ended June 30, 2025, we purchased 4,295,218 common shares of DHT Holdings Inc. (“DHT”) at an average price of $10.67 per share and sold 3,445,218 common shares of DHT at an average price of $12.05 per share. We received dividends of $3.6 million from this investment during the six months ended June 30, 2025.
Our business model is to hold these shares for trading. As of June 30, 2025, we owned 8,832,480 common shares of DHT, or 5.5% of the outstanding shares. At June 30, 2025, and December 31, 2024, we held common stock of DHT at its fair value of $95.5 million and $74.2 million, respectively.
3.     Prepaid expenses and other current assets
The following is a table summarizing our prepaid expenses and other current assets as of June 30, 2025 and December 31, 2024:

	As of
In thousands of U.S. dollars	June 30, 2025	December 31, 2024
Prepaid vessel operating expenses - SSM	$6,235	$5,375
Prepaid expenses - related party port agents	129	385
Prepaid expenses - SCM	25	26
Prepaid expenses - Scorpio MR Pool Limited	9	—
Prepaid expenses - SSH	—	4
Prepaid expenses and other current assets - related parties	6,398	5,790

Prepaid insurance	1,770	861
Third party - prepaid vessel operating expenses	460	565
Prepaid port agent advances	279	604
Other prepaid expenses	1,376	1,410
	$10,283	$9,230

4.     Accounts receivable
The following is a table summarizing our accounts receivable as of June 30, 2025 and December 31, 2024:

	As of
In thousands of U.S. dollars	June 30, 2025	December 31, 2024
Scorpio LR2 Pool Limited	$94,287	$53,046
Scorpio MR Pool Limited	58,442	72,794
Scorpio Handymax Tanker Pool Limited	4,356	6,919
Mercury Pool Limited	3,111	4,053
Scorpio Services Holding Limited (SSH)	7	474
Receivables from related parties	160,203	137,286

Spot voyage and time charter receivables	4,680	9,968
Insurance receivables	1,603	2,650
Other receivables	842	279
	$167,328	$150,183
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited and Mercury Pool Limited (collectively referred to as the "Scorpio Pools") are related parties, as described in Note 13. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions, which are expected to be collected within one year. For all owned and lease financed vessels, we assume that these contributions will not be repaid within 12 months and are therefore considered as non-current within Other Assets on the consolidated balance sheets.
Spot voyage and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
We consider that the carrying amount of accounts receivable approximates their fair value due to the relative short maturity thereof. Accounts receivable are non-interest bearing. Our accounts receivable mostly consist of accounts receivable from the Scorpio Pools or from vessels in the spot market or on time charter. Almost all of the accounts receivable as of June 30, 2025 relates to amounts due from the Scorpio Pools, or from vessels in the spot market or on time charter. We have never experienced a historical credit loss of amounts due from the Scorpio Pools and all amounts are considered current. Accordingly, there is no reserve for expected credit losses as of June 30, 2025 or December 31, 2024.

5.     Inventories
The following is a table summarizing our inventories as of June 30, 2025 and December 31, 2024:

	As of
In thousands of U.S. dollars	June 30, 2025	December 31, 2024
European Union Allowance (EUA) (1)	$12,062	$201
Lubricants	6,726	6,478
Bunkers	80	3,139
Other	325	355
	$19,193	$10,173
(1) European Union Allowance (EUA) relates to our compliance with the EU ETS which was expanded to the maritime industry as of January 1, 2024. Under the EU ETS requirements, we purchase EU allowances to offset the greenhouse gas emissions from our vessels that trade to, from, and within the European Union and European Economic Area and submit these allowances to regulators as proof of compliance annually by the due date of September 30th of each year following the year of compliance.
6.     Vessels and drydock
Operating vessels and drydock
The following is a roll-forward of the activity within Vessels and drydock from January 1, 2025 through June 30, 2025.

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2025	$4,250,399	$172,918	$4,423,317
Additions (1)	36	40,642	40,678
Fully depreciated assets (2)	—	(28,216)	(28,216)
As of June 30, 2025	4,250,435	185,344	4,435,779

Accumulated depreciation
As of January 1, 2025	(1,173,893)	(58,604)	(1,232,497)
Charge for the period	(72,123)	(17,884)	(90,007)
Fully depreciated assets (2)	—	28,216	28,216
As of June 30, 2025	(1,246,016)	(48,272)	(1,294,288)
Net book value
As of June 30, 2025	$3,004,419	$137,072	$3,141,491

Net book value
As of December 31, 2024	$3,076,506	$114,314	$3,190,820
(1)Additions during the six months ended June 30, 2025 primarily relate to the drydock costs incurred for our vessels that underwent special surveys during the period.
(2)Represents the write-offs of fully depreciated drydock costs on certain of our vessels.

7.     Carrying values of vessels
At each balance sheet date, we review the carrying amounts of our goodwill, vessels and related drydock costs to determine if there is any indication that these amounts have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider both internal and external indicators of potential impairment, in accordance with IAS 36. Indicators of possible impairment may include, but are not limited to, comparing the carrying amount of net assets to market capitalization, changes in interest rates, changes in the technological, market, economic, or legal environments in which we operate, changes in forecasted charter rates, and movements in external broker valuations. We also assess whether any evidence suggests the obsolescence or physical damage of our assets, whether we have any plans to dispose of an asset before the end of its estimated useful life, and whether any evidence suggests that the economic performance of an asset was, or may become, worse than expected.
At June 30, 2025, we performed an assessment to determine if any indicators of impairment exist, considering both internal and external factors as part of this assessment. We reviewed the carrying amount of our vessels to determine if there was an indication that these assets had suffered an impairment. First, we assessed the fair value less the estimated cost to sell of our vessels, taking into consideration vessel valuations from independent ship brokers. We then compared the fair value less selling costs to each vessel’s carrying value and, if the carrying value exceeded the vessel’s fair value less estimated selling costs, an indicator of impairment existed.
At June 30, 2025, our operating fleet consisted of 99 owned or sale and leaseback vessels. All of the vessels in our operating fleet had fair values less estimated selling costs greater than their carrying amount at this date. We also considered other internal and external factors as part of this assessment to determine if any indicators of impairment exist, as the markets in which we operate continued to experience strength during the six months ended June 30, 2025. This strength is evidenced by, among other things:
•The strength in second-hand vessel values, particularly as compared to the carrying values of our vessels;
•The strength of time charter rates for long-term fixtures, which provides an indication of the forward market;
•The operating cash flows that we generated during each period.
It is on this basis that we determined that there were no indications of impairment on any of our vessels as of June 30, 2025.
Goodwill
Goodwill arising from a previous acquisition has been allocated to the cash generating units within each of the respective operating segments that were expected to benefit from the synergies of this transaction (LR2s). The carrying value of the goodwill allocated to the LR2 segment was $8.2 million at June 30, 2025. Goodwill is not amortized and is tested annually (or more frequently, if impairment indicators arise) by comparing the aggregate carrying amount of the cash generating units in each respective operating segment, plus the allocated goodwill, to their recoverable amounts. We determined there were no indications of goodwill impairment as of June 30, 2025 after considering both internal and external factors. This determination was made on the basis of the strength we continue to see in our markets through second-hand vessel values (as compared to the carrying values of our vessels), the operating cash flows that we generated during the period, and the time charter market.

8.    Other assets

	As of
In thousands of U.S. dollars	June 30, 2025	December 31, 2024
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$22,100	$22,100
Scorpio MR Pool Ltd. pool working capital contributions (1)	16,800	16,400
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (1)	5,294	5,661
Mercury Pool Limited pool working capital contributions(1)	1,600	1,600
Working capital contributions to Scorpio Pools	45,794	45,761

Investment in dual fuel tanker joint venture (2)	12,527	12,551
Capitalized loan fees(3)	7,641	—

Other assets	$65,962	$58,312
(1)    Upon entrance into the Scorpio Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned and lease financed vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets. For chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration date of the contract.
(2)    In August 2021, we acquired a minority interest in a portfolio of nine product tankers, including five dual-fuel MR methanol tankers (built between 2016 and 2021) which, in addition to traditional petroleum products, are designed to both carry methanol as a cargo and to consume it as a fuel, along with four ice class 1A LR1 product tankers (two of which were sold during the fourth quarter of 2021 and one of which was sold in the third quarter of 2024). The dual-fuel MR methanol tankers are currently on long-term time charter contracts with initial terms of greater than five years. As part of this agreement, we acquired a 50% interest in a joint venture that ultimately has a minority interest in the entities that own the vessels for final consideration of $6.7 million. In November 2022 and during the six months ended June 30, 2024, we contributed an additional $1.75 million and $1.9 million, respectively, to the joint venture to increase the joint venture's vessel ownership. We account for our interest in this joint venture using the equity method pursuant to IFRS 11 - Joint arrangements. Under this guidance, the investment is initially measured at cost, and the carrying amount of the investment is adjusted in subsequent periods based on our share of profits or losses from the joint venture (adjusted for any fair value adjustments made upon initial recognition). Any distributions received from the joint venture reduce the carrying amount.
We recorded $1.8 million and $2.8 million as our share of net income resulting from this joint venture during the six months ended June 30, 2025 and 2024, respectively. Additionally, the joint venture issued aggregate cash distributions of $1.8 million and $1.3 million during the six months ended June 30, 2025 and 2024, respectively.
(3)    Represents the unamortized debt issuance costs on the 2025 $500.0 Million Revolving Credit Facility. These fees are being amortized over the term of the revolving credit facility under the effective interest method. They are reclassified as deferred financing fees (net of debt) to the extent the loan is drawn.

9.     Accounts payable
The following is a table summarizing our accounts payable as of June 30, 2025 and December 31, 2024:

	As of
In thousands of U.S. dollars	June 30, 2025	December 31, 2024
Scorpio Ship Management S.A.M. (SSM)	$1,781	$2,979
Scorpio Services Holding Limited (SSH)	548	7
Amounts due to related party port agents	215	247
Scorpio MR Pool Limited	88	1,726
Scorpio Commercial Management S.A.M. (SCM)	62	250
Mercury Pool Limited	31	—
Scorpio LR2 Pool Limited	21	1,695
Amounts due to a related party bunker supplier	—	579
Amounts due to a related carbon emission manager	—	71

Accounts payable to related parties	2,746	7,554

European Union Allowance (EUA) payables (1)	15,316	12,415
Suppliers	9,542	12,244
	$27,604	$32,213
(1)
(1)    European Union Allowance (EUA) payables relate to our compliance with the EU ETS which was expanded to the maritime industry as of January 1, 2024. Under the EU ETS requirements, we obtain EU allowances to offset the greenhouse gas emissions from our vessels that trade to, from, and within the European Union and European Economic Area and submit these allowances to regulators as proof of compliance annually by the due date of September 30th of each year following the year of compliance. The liability for allowances that have been incurred during the six months ended June 30, 2025 and are not due until September 30, 2026 are classified as non-current, within Other long-term liabilities, on the unaudited condensed consolidated balance sheet.

Other than the EUA payables, which are due September 2025, the majority of accounts payable are settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.

10.     Accrued expenses
The following is a table summarizing our accrued expenses as of June 30, 2025 and December 31, 2024:

	As of
In thousands of U.S. dollars	June 30, 2025	December 31, 2024
Accrued expenses to related party port agents	$1,094	$2,152
Scorpio Ship Management S.A.M (SSM)	64	298
Scorpio Services Holding Limited (SSH)	—	452
Fowe Eco Solutions Ltd. (FOWE)	—	85
Scorpio MR Pool Limited	—	50
Scorpio Commercial Management S.A.M. (SCM)	—	15
Accrued expenses to related parties	1,158	3,052

Suppliers	15,267	22,192
Accrued short-term employee benefits	15,070	34,183
Accrued interest	9,270	3,478
Deferred income	1,636	10,686
	$42,401	$73,591
Deferred income represents amounts collected in advance from customers for our vessels on time charter or deferred revenue on time charter out arrangements whose payment terms differ from the pattern of revenue recognition on a straight-line basis. The terms of these agreements are described in Note 15.

11.     Current and long-term debt
The following is a roll forward of the activity within debt and lease liability - sale and leaseback vessels (current and non-current), by facility, for the six months ended June 30, 2025:

		Activity				Balance as of June 30, 2025 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2024	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of June 30, 2025	Current	Non-Current
2023 $225.0 Million Revolving Credit Facility	$165,675	$—	$(63,065)	$—	$102,610	$—	$102,610
2023 $49.1 Million Credit Facility	41,010	—	(2,307)	—	38,703	4,615	34,088
2023 $117.4 Million Credit Facility	91,883	—	(8,503)	—	83,380	17,008	66,372
2023 $1.0 Billion Credit Facility	351,213	—	—	—	351,213	—	351,213
2023 $94.0 Million Credit Facility	83,242	—	(4,833)	—	78,409	9,666	68,743
2025 $500.0 Million Revolving Credit Facility	—	—	—	—	—	—	—
Ocean Yield Lease Financing	22,209	—	(1,537)	16	20,688	3,159	17,529
2021 Ocean Yield Lease Financing	52,216	—	(2,900)	1,170	50,486	50,486	—
Unsecured Senior Notes Due 2025	70,545	—	(70,571)	26	—	—	—
Unsecured Senior Notes Due 2030	—	200,000	—	—	200,000	—	200,000
	$877,993	$200,000	$(153,716)	$1,212	$925,489	$84,934	$840,555
Less: deferred financing fees	(15,754)	(3,451)	—	3,861	(15,344)	(503)	(14,841)
Less: prepaid interest expense	(272)	—	21	—	(251)	(251)	—
Total	$861,967	$196,549	$(153,695)	$5,073	$909,894	$84,180	$825,714
(1)    Relates to non-cash accretion, write-offs, amortization or other adjustments on (i) lease obligations assumed as part of a previous acquisition, (ii) the carrying values of certain sale and leaseback arrangements related to the notifications to exercise purchase options, and (iii) our Unsecured Senior Notes Due 2025.
Interest expense on all of our borrowings that has been incurred and is unpaid as of June 30, 2025 is accrued within Accrued Expenses (see Note 10).
We were in compliance with all of the financial covenants set forth on the above borrowing arrangements as of June 30, 2025. There has been no change to the covenants during the six months ended June 30, 2025.
Secured Debt
2023 $225.0 Million Revolving Credit Facility
In July 2024, we executed an agreement with the lenders on the 2023 $225.0 Million Revolving Credit Facility (formerly, the "2023 $225.0 Million Credit Facility") to convert this credit facility from a term loan to a revolving credit facility. This amendment gives us the flexibility to make unscheduled repayments on this facility that can be re-drawn in the future. Under the amendment, the outstanding and/or availability of the revolving credit facility will continue to amortize quarterly as scheduled.

In April 2025, we made a prepayment of $50.0 million representing the remaining 11 remaining quarterly installment payments due under this facility, with the exception of the balloon payment due at maturity. Under the amended terms, we have the ability to re-borrow the prepayment at amounts reducing by $4.5 million per quarter starting in July 2025.
As of June 30, 2025, the amount available under the revolving credit facility was $50.0 million.
2023 $1.0 Billion Credit Facility
As of June 30, 2025, the amount available under the revolving credit facility was $288.2 million.
2025 $500.0 Million Revolving Credit Facility
In February 2025, we executed a revolving credit facility of up to $500.0 million with a group of financial institutions. The 2025 $500.0 Million Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives us the flexibility to draw down or repay the loan during the loan tenor. The 2025 $500.0 Million Revolving Credit Facility bears interest at SOFR plus a margin of 1.85% per annum for any drawn amounts and a commitment fee of 0.74% per annum applies for any undrawn amounts. The 2025 $500.0 Million Revolving Credit Facility is collateralized by 26 product tankers (STI Hammersmith, STI Rotherhithe, STI Poplar, STI La Boca, STI Broadway, STI Winnie, STI Connaught, STI Lauren, STI Veneto, STI Fulham, STI Elysees, STI Park, STI Orchard, STI Hackney, STI Lombard, STI Comandante, STI Brixton, STI Pimlico, STI Finchley, STI Westminster, STI Pontiac, STI Black Hawk, STI Oxford, STI Selatar, STI Gramercy and STI Queens) and will amortize/reduce in quarterly installments (starting after the second anniversary of the signing date), with a balloon repayment due at maturity.
Our 2025 $500.0 Million Revolving Credit Facility includes financial covenants that require us to maintain:
•The ratio of net debt to total capitalization no greater than 0.65 to 1.00.
•Consolidated tangible net worth of no less than $1.5 billion.
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
•The aggregate of the fair market value of the vessels provided as collateral under the facility shall at all times be no less than 140% of the then aggregate of principal amount of the loans outstanding.
As of June 30, 2025, the amount available under the revolving credit facility was $500.0 million.

Unsecured Debt
Unsecured Senior Notes Due 2030
In January 2025, we issued $200.0 million of senior unsecured notes in the Nordic bond market (the “Unsecured Senior Notes Due 2030”). The Unsecured Senior Notes Due 2030 are due to mature in January 2030 and bear interest at a fixed coupon rate of 7.50% per annum, payable semi-annually in arrears.
Our Unsecured Senior Notes Due 2030 includes financial covenants that require us to maintain:
• The ratio of net debt to total capitalization no greater than 0.70 to 1.00.
•Consolidated tangible net worth of no less than $1.0 billion,
•Minimum liquidity of not less than the greater of $25.0 million or $500,000 per each owned vessel and $250,000 per each time chartered-in vessel.
Additionally, we must maintain minimum liquidity (which includes undrawn amounts under revolving credit facilities with a remaining maturity date in excess of 12 months) of $100.0 million after making any distributions in the form of dividends or stock repurchases.
The net proceeds from the bond issue were used for general corporate purposes, with a portion used to redeem our existing Unsecured Senior Notes Due 2025.
Unsecured Senior Notes Due 2025
In March 2025, we redeemed the outstanding balance of $70.6 million of our Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025.
Lease Financing
2021 Ocean Yield Lease Financing
In June 2025, we submitted notice to exercise the purchase options on the two LR2 product tankers, STI Guard and STI Gallantry, which are currently financed under this arrangement. These vessels are scheduled to be purchased in December 2025, when the remaining aggregate lease liability is scheduled to be $46.8 million.

12.     Common shares
2013 Equity Incentive Plan
In April 2013, we adopted an equity incentive plan, which was amended in March 2014 and which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock.
Effective April 2023, our Board of Directors extended the term of 2013 Equity Incentive Plan to April 2033.
In March 2025, our Board of Directors reserved an additional 1,089,407 common shares, par value $0.01 per share, for issuance pursuant to the 2013 Equity Incentive Plan. All other terms of the 2013 Equity Incentive Plan remained unchanged.
During the six months ended June 30, 2025, we issued an aggregate of 1,099,748 shares of restricted stock to certain of our employees, SSH employees, and independent directors for no cash consideration. The share price on the issuance dates was $34.40, and $40.17 per share, with a weighted average cost of $35.47 per share. The vesting schedule for these restricted shares for employees and SSH employees is (i) one-third of the shares vest on September 1, 2027, (ii) one-third of the shares vest on September 1, 2028, and (iii) one-third of the shares vest on August 31, 2029. The vesting schedule for these restricted shares for independent directors is (i) one-third of the shares vest on April 7, 2026 (ii) one-third of the shares vest on December 2, 2026, and (iii) one-third of the shares vest on December 1, 2027.
The following is a summary of activity for awards of restricted stock that have been granted under our equity incentive plan during the six months ended June 30, 2025.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2024	3,793,883	$53.98
Granted	1,099,748	35.47
Vested	(239,972)	26.20
Outstanding and non-vested, June 30, 2025	4,653,659	$51.04
Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
From July 1, 2025 through December 31, 2025	$32,156	$946	$33,102
For the year ending December 31, 2026	51,197	847	52,044
For the year ending December 31, 2027	28,431	149	28,580
For the year ending December 31, 2028	10,438	—	10,438
For the year ending December 31, 2029	1,914	—	1,914
	$124,136	$1,942	$126,078
 Dividend Payments
In February 2025, our Board of Directors declared a quarterly cash dividend of $0.40 per common share, which was paid on March 21, 2025 to all shareholders of record as of March 7, 2025.
In April 2025, our Board of Directors declared a quarterly cash dividend of $0.40 per common share, which was paid on June 16, 2025 to all shareholders of record as of May 30, 2025.
2023 Securities Repurchase Program
On July 29, 2024, our Board of Directors replenished and increased the 2023 Securities Repurchase Program to purchase up to an aggregate of $400 million of the Company’s securities which, in addition to common shares also consist of unsecured senior notes.
During the six months ended June 30, 2025, we repurchased an aggregate of 6,500 of our common shares at an average price of $47.51 per share.
There was $173.4 million available under the 2023 Securities Repurchase Program as of June 30, 2025.

There were 26,049,209 and 26,042,709 common shares held in treasury at June 30, 2025 and December 31, 2024, respectively.
Shares outstanding
As of June 30, 2025, we had 51,016,290 common shares outstanding. These shares provide the holders with dividends and voting rights.
13.     Related party transactions
Our vessels are commercially managed by SCM and technically managed by SSM pursuant to the terms and conditions set forth under a revised master agreement which was effective as from January 1, 2018 (the "2018 Revised Master Agreement"). In 2024, certain terms of the 2018 Revised Master Agreement were amended and restated with an effective date of January 1, 2024 (the "2024 Revised Master Agreement"). The 2024 Revised Master Agreement may be terminated by either party upon 24 months' notice, unless terminated earlier in accordance with the provisions of the 2024 Revised Master Agreement. In the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change in control, including a sale of all or substantially all of our vessels, in which case a payment equal to 24 months of management fees will apply. SCM and SSM are related parties of ours.
Under the 2018 Revised Master Agreement, during the period from January 1, 2024 through June 30, 2024, when our vessels were operating in one of the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a 1.50% commission on gross revenues per charter fixture. Under the 2024 Revised Master Agreement, effective July 1, 2024, commercial management fees on vessels operating in one of the Scorpio Pools increased to $285 per vessel per day with respect to our LR2 vessels, and $360 per vessel per day with respect to each of our Handymax and MR vessels. For vessels that are not operating in any of the Scorpio Pools, commercial management fees increased to $285 per vessel per day for each LR2 vessel and $335 per vessel per day for each Handymax and MR vessel on the effective date of January 1, 2024. Commissions on gross revenue per charter fixture remain unchanged at 1.50% for vessels operating in any of the Scorpio Pools and 1.25% for vessels not operating in any of the Scorpio Pools.
In addition, effective January 1, 2024, the fixed annual technical management fee payable to SSM was increased by $12,500 to $187,500 plus additional amounts for certain itemized services per vessel to provide technical management services for each of our owned vessels.
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related parties) in the unaudited condensed consolidated statements of operations and balance sheets are as follows:

	For the six months ended June 30,
In thousands of U.S. dollars	2025	2024
Pool revenue (1)
Scorpio MR Pool Limited	$144,477	$328,651
Scorpio LR2 Pool Limited	147,138	262,731
Scorpio Handymax Tanker Pool Limited	52,549	76,124
Mercury Pool Limited	8,640	25,481
Time charter-out revenue - SSH (2)	17,868	9,300
Voyage revenue - SSH (3)	3,565	—
Voyage expenses (4)	(3,873)	(2,111)
Vessel operating costs (5)	(16,149)	(17,088)
Administrative expenses (6)	(11,518)	(8,836)

Purchases of bunkers (7)	(3,386)	(173)

(1)These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related parties. From January 1, 2024 through June 30, 2024, when our vessels were in the Scorpio Pools, SCM, the pool manager, charged fees of $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture. Effective July 1, 2024, pursuant to the 2024 Revised Master Agreement, SCM increased its fees to $285 per vessel per day with respect to our LR2 vessels and $360 per vessel per day with respect to each of our Handymax and MR vessels. Commissions on gross revenues per charter fixture remain unchanged at 1.50% for vessels operating in any of the Scorpio Pools and 1.25% for vessels not operating in any of the Scorpio Pools. These are the same fees that SCM charged other vessels in these pools, including third party owned vessels during these periods.
(2)These transactions relate to revenue earned for certain vessels on time charter, which have been time chartered out through a chartering subsidiary of SSH, a related party, to the end customers.
(3)These transactions relate to revenue earned in the spot market on voyages chartered through a chartering subsidiary of SSH, a related party, to the end customer.
(4)Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of operations consist of the following:
•Expenses due to SCM, a related party, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. For vessels that are not operating in any of the Scorpio Pools, commercial management fees were $285 per vessel per day for each LR1 and LR2 vessel and $335 per vessel per day for each Handymax and MR vessel plus commissions on gross revenue per charter fixture of 1.25%.

•$0.3 million charged by related party port agents during the six months ended June 30, 2025. Nominal amounts were charged by related party port agents during the six months ended June 30, 2024. SSH has a majority equity interest in port agents that provide supply and logistical services for vessels operating in their regions.

•$0.2 million and $0.2 million charged by Geoserve Energy Transport DMCC ("Geoserve") for emission management fees of $350 per vessel per month (plus $150 per vessel per month for vessels on time charter-out) and a rate of 1.25% per carbon trade during the six months ended June 30, 2025 and 2024, respectively. SSH has a majority equity interest in Geoserve. The services provided by Geoserve for our carbon emissions management are described below.
•$1.1 million charged by Fowe Eco Solutions Ltd. ("FOWE") for its portion of the realized fuel efficiency savings related to the fuel oil-water emulsion Cavitech systems under the licensing agreement during the six months ended June 30, 2025. The agreement with FOWE is described below.

(5)Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of operations consist of the following:

•Technical management fees of $13.0 million and $14.4 million charged by SSM (or its affiliates), a related party, during the six months ended June 30, 2025 and 2024, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $62.4 million and $68.0 million during the six months ended June 30, 2025 and 2024, respectively.
•Vessel operating expenses of $3.1 million and $2.7 million charged by related party port agents during the six months ended June 30, 2025 and 2024, respectively.

(6)We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for direct or indirect expenses that are incurred on our behalf. SSH also arranges the sale and purchase of vessels for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio. The expenses incurred under this agreement were recorded in general and administrative expenses in the unaudited condensed consolidated statement of operations and consisted of the following:
•The expense for the six months ended June 30, 2025 of $11.5 million included (i) administrative fees of $4.6 million charged by SSH, (ii) restricted stock amortization of $6.9 million, which relates to the issuance of an aggregate of 862,614 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $16,857 to SSH.
•The expense for the six months ended June 30, 2024 of $8.8 million included (i) administrative fees of $5.1 million charged by SSH, (ii) restricted stock amortization of $3.7 million, which relates to the issuance of an aggregate of 813,620 shares of restricted stock to SSH employees for no cash consideration pursuant to the 2013 Equity Incentive Plan and (iii) the reimbursement of expenses of $1,481 to SCM.
(7)These amounts represent bunkers purchased from a related party which, for vessels operating in the spot market, are initially recorded as part of inventory on the balance sheet prior to being consumed.
We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	June 30, 2025	December 31, 2024
Assets:
Accounts receivable and prepaid expenses (due from the Scorpio Pools) (1)	$160,206	$136,812
Prepaid expenses (SSM) (2)	6,235	5,375
Prepaid expenses (related party port agents)	129	385
Prepaid expenses (SCM)	25	26
Accounts receivable and prepaid expenses (SSH)	7	478
Other assets (pool working capital contributions) (3)	45,794	45,761
Liabilities:
Accounts payable and accrued expenses (related party port agents)	1,309	2,399
Accounts payable and accrued expenses (SSM)	1,846	3,277
Accounts payable and accrued expenses (SSH)	548	459
Accounts payable and accrued expenses (owed to the Scorpio Pools)	141	3,471
Accounts payable and accrued expenses (SCM)	62	265
Accounts payable (related party carbon emission manager)	—	71
Accrued expenses (FOWE)	—	85
Accounts payable and accrued expenses (related party bunker supplier)	—	579

(1)Accounts receivable and prepaid expenses due from the Scorpio Pools relate to receivables for revenues earned and receivables from working capital contributions. Working capital contributions for the remaining vessels in the fleet are classified as non-current, within Other Assets. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the Scorpio Pools. These amounts are accounted for and repaid as follows:
•For vessels in the Scorpio LR2 Pool, Scorpio MR Pool, Scorpio Handymax Tanker Pool and Mercury Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or lease financed vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. If a vessel has been sold, is held for sale, or has recently left the pool to commence a long term time charter, we classify these contributions as current.

•For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.
(2)    Prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.
(3)     Represents the non-current portion of working capital receivables as described above.
Other transactions

In August 2021, we acquired a minority interest in a portfolio of nine product tankers, which at the time consisted of five dual-fuel MR methanol tankers (built between 2016 and 2021) along with four ice class 1A LR1 product tankers (two were sold during the fourth quarter of 2021 and one was sold during the third quarter of 2024). An LR1 product tanker that is part of this joint venture is technically managed by SSM.

Pursuant to the 2024 Revised Master Agreement with SCM and SSM, in the event of the sale of one or more vessels, a notice period of three months and a payment equal to three months of commercial and technical management fees would be due and payable upon the sales of these vessels.

During the six months ended June 30, 2024, we entered into agreements to sell nine MR product tankers (STI Tribeca, STI Larvotto, STI Le Rocher, STI Manhattan, STI Beryl, STI Onyx, STI Garnet, STI Ruby and STI Topaz). STI Tribeca was sold in March 2024, STI Larvotto was sold in April 2024 and STI Le Rocher was sold in May 2024. The remaining vessel sales closed in the third quarter of 2024. Termination fees of $0.5 million and $0.3 million were paid to SCM and SSM, respectively, during the six months ended June 30, 2024 with respect to vessel sales.

In March 2024, we entered into an agreement with Geoserve, effective January 1, 2024, which is majority owned by the Lolli-Ghetti family, to serve as our emissions manager and ensure compliance with the EU Emissions Trading System (EU ETS). Geoserve's services include, among others, emission data monitoring and correction for commercial and regulatory compliance and procurement of carbon credits from EU approved carbon traders. Under this agreement, we pay Geoserve emissions management fees of $350 per vessel per month (plus $150 per vessel per month for vessels time chartered-out) and a commission of 1.25% per carbon trade.

In May 2024, we entered into a licensing agreement with FOWE whereby FOWE's fuel oil-water emulsion Cavitech systems will be installed across our entire fleet. Cavitech is FOWE's proprietary technical solution that enables cavitation treatment on various materials for instantaneous mixing, heat treatment, dispersion, and alteration of chemical bonds, the benefits of which include the elimination of unwanted sludge deposits, a cleaner, more efficient fuel burn and reduced nitrogen oxide emissions. Under the terms of the licensing agreement, we do not pay any upfront costs but pay FOWE 33% of realized savings. We began installing Cavitech devices on our vessels in 2024 and expect them to be installed on a majority of our vessels by the end of 2025. Scorpio Holdings Limited, a related party, owns a minority interest in FOWE.

Key management remuneration
The table below shows key management remuneration for the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
In thousands of U.S. dollars	2025	2024
Short-term employee benefits	$7,757	$19,660
Share-based compensation (1)	21,267	15,859
Total	$29,024	$35,519

(1)Represents the amortization of restricted stock issued under the 2013 Equity Incentive Plan as described in Note 12.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
We have entered into employment agreements with the majority of our executives. These employment agreements remain in effect until terminated in accordance with their terms upon not less than between 24 months' and 36 months' prior written notice, depending on the terms of the employment agreement applicable to each executive. Pursuant to the terms of their respective employment agreements, our executives are prohibited from disclosing or unlawfully using any of our material confidential information.

Upon a change in control of us, the annual bonus provided under the employment agreement becomes a fixed bonus of between 150% and 250% of the executive’s base salary, and the executive may receive an assurance bonus equal to the fixed bonus, depending on the terms of the employment agreement applicable to each executive.
Any such executive may be entitled to receive upon termination an assurance bonus equal to such fixed bonus and an immediate lump-sum payment in an amount equal to three times the sum of the executive’s then current base salary and the assurance bonus, and the executive will continue to receive all salary, compensation payments and benefits, including additional bonus payments, otherwise due to the executive, to the extent permitted by applicable law, for the remaining balance of the executive's then-existing employment period. If an executive’s employment is terminated for cause or voluntarily by the employee, the executive shall not be entitled to any salary, benefits or reimbursements beyond those accrued through the date of the executive's termination, unless the executive voluntarily terminated the executive's employment in connection with certain conditions. Those conditions include a change in control combined with a significant geographic relocation of the executive's office, a material diminution of the executive's duties and responsibilities, and other conditions identified in the employment agreement.
By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements. Other than as set forth above, there are no material post-employment benefits for our executive officers or directors.

14.     Segment reporting
Information about our reportable segments for the six months ended June 30, 2025 and 2024 is as follows:
For the six months ended June 30, 2025

In thousands of U.S. dollars	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$54,800	$213,340	$176,069	$444,209	$—	$444,209
Vessel operating costs	(18,196)	(58,222)	(62,921)	(139,339)	—	(139,339)
Voyage expenses	(4,067)	(9,012)	(4,166)	(17,245)	—	(17,245)
Depreciation - owned or sale and leaseback vessels	(10,879)	(39,808)	(39,320)	(90,007)	—	(90,007)
General and administrative expenses	(721)	(1,913)	(2,439)	(5,073)	(53,053)	(58,126)
Financial expenses	—	—	—	—	(40,926)	(40,926)
Financial income	—	—	—	—	9,214	9,214
Share of income from dual fuel tanker joint venture	—	—	—	—	1,808	1,808
Dividend income and fair value gain on financial assets measured at fair value through profit or loss	—	—	—	—	20,622	20,622
Other income and (expenses), net	—	—	—	—	1,512	1,512
Segment income / (loss)	$20,937	$104,385	$67,223	$192,545	$(60,823)	$131,722

For the six months ended June 30, 2024

In thousands of U.S. dollars	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$78,214	$345,271	$348,511	$771,996	$—	$771,996
Vessel operating costs	(18,388)	(62,233)	(76,771)	(157,392)	—	(157,392)
Voyage expenses	(2,259)	(4,435)	(2,068)	(8,762)	—	(8,762)
Depreciation - owned or sale and leaseback vessels	(9,880)	(39,883)	(44,824)	(94,587)	—	(94,587)
General and administrative expenses	(684)	(1,934)	(2,802)	(5,420)	(61,777)	(67,197)
Gain on sales of vessels	—	—	54,655	54,655	—	54,655
Financial expenses	—	—	—	—	(70,321)	(70,321)
Financial income	—	—	—	—	10,118	10,118
Share of income from dual fuel tanker joint venture	—	—	—	—	2,846	2,846
Other income and (expenses), net	—	—	—	—	156	156
Segment income / (loss)	$47,003	$236,786	$276,701	$560,490	$(118,978)	$441,512

15.     Vessel revenue
During each of the six months ended June 30, 2025 and 2024, we had 17 and 15 vessels that earned revenue through long-term time charter contracts (with initial terms of one year or greater), respectively. The vessels that did not have long-term time charter contracts earned revenue from the Scorpio Pools or in the spot market.
Revenue Sources

	For the six months ended June 30,
In thousands of U.S. dollars	2025	2024
Pool revenue	$352,804	$692,987
Time charter revenue	82,198	76,936
Voyage revenue (spot market)	9,207	2,073
	$444,209	$771,996
Seasonality
The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.
Revenue for the six months ended June 30, 2024 was robust as the cyclical strength in the product tanker market, combined with the ton mile expansion triggered by geopolitical events, resulted in an increase in daily spot TCE rates across all of our vessel classes. Revenue for our LR2 vessels benefited from strong global distillate demand and increasing ton miles as vessels were re-routed around the Cape of Good Hope due to conditions in the Red Sea. Revenue for our Handymax and MR vessel classes saw a spill-over effect from the conditions in the Red Sea, with their performance also driven by seasonally high refinery utilization and export volumes, reflecting a year-over-year increase in the demand for refined petroleum products.
Revenue for the six months ended June 30, 2025, continued to reflect the cyclical strength in the product tanker market that has been underpinned by strong demand for refined petroleum products against the backdrop of a constrained supply of vessels. However, revenue did decline from the same period in the prior year. This is because the prior year benefited from a short term catalyst in rates due to the situation in the Red Sea. While this situation remains unresolved, supply chains for refined petroleum products adjusted in the second half of 2024, and the spike in daily spot TCE rates caused by the initial disruption normalized, leading to a reduction in TCE revenue as compared to the same period in the prior year.
IFRS 16 Lease Revenue
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
    These components are accounted for as follows:
•All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.
•Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.
•The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.
The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the six months ended June 30, 2025 and 2024. These figures are not readily quantifiable as our contracts (with the Scorpio Pools or under time charter-out arrangements) do not separate these components. We do not view our pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the six months ended June 30,
In thousands of U.S. dollars	2025	2024
Lease component of revenue from time charter-out and pool revenue	$280,241	$600,997
Non-lease component of revenue from time charter-out and pool revenue	154,761	168,926
	$435,002	$769,923

During six months ended June 30, 2025, we were a party to 17 time charter-out agreements. The terms of the agreements, including when the time charters commenced, are summarized as follows:

Vessel	Vessel class	Term	Rate ($ / day)		Commencement date
STI Gratitude	LR2	Three years	$31,000	(1)	May 2022
STI Memphis	MR	Three years	$21,000	(2)	June 2022
STI Marshall	MR	Three years	$23,000	(3)	July 2022
STI Magnetic	MR	Three years	$23,000	(4)	July 2022
STI Gladiator	LR2	Three years	$28,000	(5)	July 2022
STI Guide	LR2	Three years	$28,000	(5)	July 2022
STI Guard	LR2	Five years	$28,000	(6)	July 2022
STI Miracle	MR	Three years	$21,000	(7)	August 2022
STI Connaught	LR2	Three years	$30,000	(8)	August 2022
STI Lombard	LR2	Three years	$32,750	(9)	September 2022
STI Duchessa	MR	Three years	$25,000	(10)	October 2022
STI Gauntlet	LR2	Three years	$32,750	(11)	November 2022
STI Lavender	LR2	Three years	$35,000	(12)	December 2022
STI Grace	LR2	Three years	$37,500	(13)	December 2022
STI Jermyn	LR2	Three years	$40,000	(14)	April 2023
STI Jardins	MR	Three years	$29,550	(15)	October 2024
STI Battersea	Handymax	Two years	$24,000	(16)	April 2025
(1)    This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. In February 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in May 2025. The charterers have an additional option to further extend the term of this agreement for an additional year at $33,000 per day.
(2)    This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. In July 2025, this time charter was extended for a period of 75 days to 120 days at a rate of $21,500 per day commencing in August 2025.
(3)    This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. This vessel was redelivered to us in May 2025.
(4)    This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. In July 2025, this time charter was extended for a period of 75 days to 120 days at a rate of $21,500 per day commencing in August 2025.
(5)    This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. In April 2025, the charterers exercised their option to extend the term of this agreement for an additional year at $31,000 per day commencing in July 2025. The charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(6)    This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(7)    This vessel commenced a time charter in August 2022 for three years at an average rate of $21,000 per day. In July 2025, this time charter was extended for a period of 75 days to 120 days at a rate of $21,500 per day commencing in August 2025.
(8)    In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. This vessel is expected to be redelivered between August 2025 and October 2025.
(9)    This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The vessel is expected to be redelivered between October 2025 and December 2025.
(10)    This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(11)    This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.

(12)    This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.
(13)    This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next six months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(14)    This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(15)    This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(16)    This vessel commenced a time charter in April 2025 for two years at a rate of $24,000 per day.

16.     Crewing costs
The following table summarizes our crew expenses, including crew benefits, during the six months ended June 30, 2025 and 2024, respectively.

	For the six months ended June 30,
In thousands of US dollars	2025	2024
Short-term crew benefits (i.e. wages, victualling, insurance)	$67,755	$74,483
Other crew related costs	10,531	12,280
	$78,286	$86,763

17.     General and administrative expenses
General and administrative expenses decreased by $9.1 million to $58.1 million from $67.2 million during the six months ended June 30, 2025 and 2024, respectively. This decrease was attributable to a decrease in cash compensation expenses.
18.     Financial expenses
The following table summarizes our financial expenses for the six months ended June 30, 2025 and 2024, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2025	2024
Interest expense, net of capitalized interest (1)	$35,197	$56,508
Loss on extinguishment of debt and write-off of deferred financing fees (2)	2,103	8,072
Amortization of deferred financing fees (3)	3,601	5,700
Accretion of premiums and discounts on debt assumed in historical acquisitions (4)	25	41
Total financial expenses	$40,926	$70,321

(1)    The decrease in interest expense, net of capitalized interest, for the six months ended June 30, 2025, was attributable to a reduction in our average debt as a result of our focus on deleveraging given the cash flows generated from the strong market conditions that began in 2022. Our average indebtedness decreased to $962.8 million during the six months ended June 30, 2025, as compared to $1.4 billion during the six months ended June 30, 2024.
(2)    The loss on extinguishment of debt and write-off of deferred financing fees during the six months ended June 30, 2025 include (i) $0.9 million of write-offs of deferred financing fees, and (ii) $1.2 million in costs related to the extinguishment of debt during the period.
The loss on extinguishment of debt and write-off of deferred financing fees during the six months ended June 30, 2024 include (i) $5.8 million of write-offs of deferred financing fees, and (ii) $2.3 million in costs related to the extinguishment of debt during the period.
(3)    The decrease in amortization of deferred financing fees for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 is a result of the repayment of facilities.
(4)    The decrease in accretion of premiums and discounts on debt assumed in historical acquisitions for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024 is a result of the repayment of facilities.

19.     Earnings per share
The calculation of both basic and diluted earnings per share is based on net income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
In thousands of U.S. dollars except for share data	2025	2024
Net income attributable to equity holders of the parent - basic and diluted	$131,722	$441,512

Basic weighted average number of shares	46,228,938	49,964,944
Effect of dilutive potential basic shares:
Restricted stock	1,768,135	2,272,170
Diluted weighted average number of shares	47,997,073	52,237,114

Earnings Per Share:
Basic	$2.85	$8.84
Diluted	$2.74	$8.45
During the six months ended June 30, 2025 and 2024, the inclusion of potentially dilutive shares related to unvested restricted stock were included in the computation of diluted earnings per share because their effect was dilutive. The inclusion of potentially dilutive shares of unvested restricted stock reflects the dilutive impact of 4,653,659 and 4,226,605, respectively, unvested shares of restricted stock.

20.     Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to shareholders through the optimization of our debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at June 30, 2025 and December 31, 2024, respectively, are shown in the table below.
Categories of Financial Instruments

	As of June 30, 2025		As of December 31, 2024
In thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$471,062	$471,062	$332,580	$332,580
Financial assets measured at fair value through profit or loss (2)	95,479	95,479	74,157	74,157
Accounts receivable (3)	167,328	167,328	150,183	150,183
Working capital contributions to Scorpio Pools (4)	45,794	45,794	45,761	45,761

Financial liabilities
Accounts payable (5)	$27,604	$27,604	$32,213	$32,213
Accrued expenses (5)	42,401	42,401	73,591	73,591
Secured bank loans (6)	642,290	642,290	718,514	718,514
Sale and leaseback liability (7)	70,815	70,815	73,283	73,283
Unsecured Senior Notes Due 2025 (8)	—	—	70,938	70,571
Unsecured Senior Notes Due 2030 (9)	200,500	200,000	—	—
(1)     Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.
(2)     The carrying value of our investment in DHT equaled its fair value, as this investment is accounted for at fair value through profit or loss under IFRS 9. Fair value is determined by the closing price of the common shares on balance sheet date. The fair value of this investment is considered a Level 1 fair value measurement item as its common stock is traded on an active market (the New York Stock Exchange) under the symbol "DHT".
(3)     We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.
(4)    Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For owned vessels, excluding those classified as held for sale, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets. We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.
(5)    We consider that the carrying amounts of accounts payable and accrued expenses approximate fair value due to the relative short maturity of these amounts.

(6)    The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $12.0 million and $14.5 million of unamortized deferred financing fees as of June 30, 2025 and December 31, 2024, respectively.
(7)    The carrying value of our obligations due under sale and leaseback arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because the interest rates on these instruments change with, or approximate, market interest rates and the credit risk of the Company has remained stable. These amounts are shown net of $0.1 million and $0.9 million of unamortized deferred financing fees as of June 30, 2025 and December 31, 2024, respectively.
(8)    The carrying value of our unsecured Senior Notes Due 2025, which were redeemed in February 2025, shown in the table above is their face value. The unsecured Senior Notes Due 2025 are shown net of $0.4 million of deferred financing fees and a nominal amount of unamortized discount on the audited condensed consolidated balance sheet as of December 31, 2024. Our unsecured Senior Notes Due 2025 were quoted on the New York Stock Exchange under the symbol 'SBBA'. We considered their fair value to be a Level 1 measurement due to their quotation on an active exchange.
(9)    The carrying value of our unsecured Senior Notes Due 2030, which mature in January 2030, shown in the table above is their face value. The unsecured Senior Notes Due 2030 are shown net of $3.2 million of deferred financing fees on the unaudited condensed consolidated balance sheet as of June 30, 2025. Our unsecured Senior Notes Due 2030 are listed on the Euronext Oslo Børs (Oslo Stock Exchange) under the symbol 'SCTI01'. However, we do not consider this to be an active market and therefore also consider other external sources of observable information to estimate fair value. It is on this basis that we consider market information, benchmark curves, and other relevant data, which is all considered observable, placing these assets in Level 2.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows. Liquidity risks can manifest themselves when economic conditions deteriorate or when we have significant maturities of our financial instruments.
Market risk
We are exposed to market risk through our financial assets classified as FVTPL, which includes exposure to interest rate risk and other price risks. Market risk arises due to changes in market prices, interest rates, or exchange rates, which could result in variability in the fair value of our investment and, consequently, impact profit or loss. We actively monitor market conditions and regularly evaluate the potential impact of these market changes on our FVTPL investments.

21.     Subsequent events
Declaration of dividend
On July 29, 2025, our Board of Directors declared a quarterly cash dividend $0.40 per common share, which is to be paid on August 29, 2025 to all shareholders of record as of August 13, 2025.
Bareboat charter-out agreement
In August 2025, we entered into an agreement to bareboat charter-out the MR product tanker, STI Bosphorus, at a bareboat rate of $13,150 per day. The vessel will be chartered to a third-party joint venture which will re-flag the vessel to the United States in order for it to participate in the U.S. Government’s Tanker Security Program (TSP). The contract will remain in effect until the vessel reaches 20 years of age, which will occur in 2037, subject to annual renewal within the National Defense Authorization Act (“NDAA”). The charter commenced in August 2025.
As a condition to entering into this bareboat charter agreement, we repaid the debt outstanding relating to this vessel of $12.65 million on the 2023 $1.0 Billion Credit Facility in July 2025. This prepayment consisted of $3.45 million on the term portion of the loan and $9.2 million on the drawn revolving portion, which cannot be redrawn.
Ocean Yield Lease Financing
In July 2025, we submitted notice to exercise the purchase option on the LR2 product tanker, STI Symphony, currently financed under this arrangement. This vessel is scheduled to be purchased in February 2026 when the remaining lease liability is scheduled to be $18.9 million.